Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE
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LAKE SHORE GOLD REPORTS RECORD PRODUCTION IN SECOND QUARTER 2013

•	Record gold poured of 31,800 ounces in second quarter 2013, with record gold production of 30,800 ounces

•	Average mill throughput for second quarter 2013 of 2,540 tonnes per day (“tpd”), including over 2,800 tpd during final three weeks of June

•	Average grade of 4.3 grams per tonne (“gpt”) in second quarter 2013 (4.6 gpt in June), with year-to-date average grade of 4.1 gpt

•	Company on track to produce 120,000 to 135,000 ounces of gold in 2013

TORONTO, ONTARIO -- (Marketwire – July 4, 2013) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced details of the Company’s operating results for the second quarter and first six months of 2013. For the second quarter, the Company reported record quarterly production of 30,800 ounces of gold, an increase of 26% from the second quarter of 2012 and 33% from the first quarter of 2013. Mill throughput during the second quarter of 2013 totaled 230,920 tonnes at an average grade of 4.3 gpt with average mill recoveries of 95.7%. Mill throughput averaged 2,540 tpd for the quarter and averaged over 2,800 tpd during the final three weeks of June. Average grades improved throughout the second quarter and included 3.9 gpt in April, 4.5 gpt in May and 4.6 gpt in June. Total gold poured for the second quarter of 2013 was a record 31,800 ounces, while gold sales totaled 27,600 ounces at an average price of US$1,409 per ounce.

For the first six months of 2013, 428,560 tonnes were processed at an average grade of 4.1 gpt for 54,000 ounces of recovered gold. Gold poured totaled 52,300 ounces with gold sales of 53,700 ounces at an average price of US$1,516 per ounce. Supported by strong second quarter results and continued progress with its growth projects, the Company remains committed to achieving its key guidance for the year, including producing 120,000 to 135,000 ounces of gold at cash operating costs between US$800 and US$875 per ounce, with total capital investment of approximately $90 million.

Entering July, the Company is rapidly nearing completion of its current mill expansion project, to a capacity of 3,000 tonnes per day. Commissioning of the expansion is set to commence later this month with the new processing capacity to be achieved by early September. Following completion of the expansion, production levels will increase to over 140,000 ounces on an annual basis, cash operating costs will improve to around US$700 per ounce, capital requirements will decline dramatically for the balance of the year and the Company will begin generating net free cash flow at current gold prices.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We achieved strong operating results in the second quarter, including record quarterly production, average mill throughput in excess of current design capacity and higher grades that increased as the quarter progressed, averaging 4.6 gpt in June. We also continued to advance our key projects during the second quarter and are nearing the end of our mill expansion, with commissioning set to commence later this month. As a company, we are now fast approaching a major turning point. Once we reach 3,000 tonnes per day in early September, our production will increase, our cash operating costs will improve to around US$700 per ounce and the majority of this year’s capital for building Timmins West Mine and expanding our mill will be invested. At that point, we will begin generating net free cash flow at the current gold price for the balance of the year.”

	Three Months Ended			Six Months Ended
	June 30, 2013	March 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Tonnes milled	230,920	197,640	183,220	428,560	343,720
Tonnes per day	2,540	2,200	2,010	2,370	1,890
Recovery (%)	95.6	95.7	96.8	95.6	96.1
Grade (grams/tonne)	4.3	3.8	4.3	4.1	3.9
Gold Ounces
Production	30,800	23,200	24,400	54,000	41,100
Poured	31,800	20,500	24,300	52,300	40,500
Sales	27,600	26,100	24,900	53,700	43,400
Gold price (US$/ounce)	1,409	1,630	1,605	1,516	1,641

Details of the Company’s financial performance, including capital and operating costs, will be included in its second quarter and six month 2013 financial results to be released after the market close on Monday, August 12, 2013. A conference call and webcast will follow on Tuesday, August 13, 2013 at 10:00 am EST. Details of the conference call and webcast will follow.

Qualified Person

Mine development and operating activities at the Company's Timmins assets are conducted under the supervision of Dan Gagnon, Senior Vice-President, Operations. Mr. Gagnon is a qualified person ("QP") as defined by National Instrument 43-101 and has reviewed and approved the information included in this news release. Mr. Gagnon is an employee of Lake Shore Gold.

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and pursuing rapid growth through the advancement of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. A 50% expansion of the Company’s milling facility, to a capacity of 3,000 tonnes per day, is on track for completion during the third quarter of 2013.  The Company also has a large portfolio of prospective projects and exploration properties to support continued growth well into the future. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and ot her regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com